Certain Algonquin Power & Utilities Corp. Senior Executives Establish
Automatic Securities Disposition Plans
OAKVILLE, ON, March 9, 2020 – Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX/NYSE: AQN) today announced that, in connection with the Company’s previously announced executive succession plans, Ian Robertson (Chief Executive Officer) and David Bronicheski (Chief Financial Officer) each intend to establish an automatic securities disposition plan (an “ASDP”) to allow for an orderly disposition of a portion of their respective shareholdings in APUC over a period of approximately three months, beginning after an initial 30-day waiting period.
Christopher Jarratt (Vice Chair) and Jeffery Norman (Chief Development Officer), each of whom is a continuing executive of APUC, also intend to establish ASDPs to allow for an orderly disposition of a portion of their respective shareholdings in APUC over a period of at least three months, beginning after an initial 30-day waiting period.
It is expected that the ASDPs will be designed to comply with Rule 10b5-1 under Securities Exchange Act of 1934, as amended, applicable Canadian provincial securities legislation, including the guidance under Ontario Securities Commission’s Staff Notice 55-701, and APUC’s Insider Trading Policy. Under applicable securities laws and the Company’s Insider Trading Policy, senior executives of APUC, including those identified above who have established ASDPs (the “Participating Executives”), are subject to limits on their ability to sell securities of the Company. The ASDPs will address this issue by permitting trades to be made, on an automatic basis, in accordance with pre-arranged instructions given when the Participating Executives were not in possession of any material undisclosed information.
It is expected that the ASDPs will provide for the sale by one or more independent brokers, during a period of no less than three months following the end of an initial 30-day waiting period, of up to: in the case of Mr. Robertson, 500,000 common shares, in the case of Mr. Bronicheski, 480,000 common shares, in the case of Mr. Jarratt, 400,000 common shares, and in the case of Mr. Norman, 50,000 common shares; in each case in accordance with the trading parameters, price and volume limits and other instructions set out by the applicable Participating Executive in the ASDPs. Pursuant to the terms of the ASDPs, it is expected that the Participating Executives will not exercise any further discretion or influence over how dispositions will occur and will be subject to restrictions on their ability to modify, suspend or terminate their participation in the ASDPs. In accordance with best practices, the ASDPs will include a waiting period of 30 days from the date of adoption for the first dispositions under the plans. Each ASDP will also provide that sales be evenly spaced among the months when selling is permitted, subject to permitted carry forward allowances following months in which less than the permitted maximum number of shares is sold.
Dispositions pursuant to the ASDPs will be reported by the Participating Executives on SEDI in accordance with applicable securities laws. Each such filing will bear a notation to advise readers that the dispositions relate to an ASDP.
Each of the Participating Executives has also advised APUC, as has George Trisic (Chief Governance Officer and Corporate Secretary) that, prior to March 31, 2020, they may exercise a portion of their existing vested options and dispose of certain common shares of APUC acquired upon such exercise (the “Option Share

Dispositions”). Pursuant to the Option Share Dispositions, APUC anticipates that such executives may sell, during the period up to March 31, 2020, up to: in the case of Mr. Robertson, 157,000 common shares, in the case of Mr. Bronicheski, 50,000 common shares, in the case of Mr. Jarratt, 100,000 common shares, in the case of Mr. Norman, 217,000 common shares, and in the case of Mr. Trisic, 60,000 common shares. Option Share Dispositions completed by such executives will be reported by the Participating Executives on SEDI in accordance with applicable securities laws.
Assuming that all common shares of APUC that are subject to the ASDPs are sold, and that all Option Share Dispositions are completed, each of the executives will continue to have significant equity interests in APUC in the form of common shares and/or vested RSUs (collectively, “common share equivalents”) as follows: Mr. Robertson, more than 650,000 common share equivalents, Mr. Bronicheski, more than 90,000 common share equivalents, Mr. Jarratt, more than 650,000 common share equivalents, Mr. Norman, more than 26,500 common share equivalents, and Mr. Trisic, more than 124,000 common share equivalents. Such equity ownership is in excess of the minimum share ownership requirements applicable to each such executive as established by APUC’s board of directors.
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 804,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.
APUC strives to deliver continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", “intends”, “expects” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to: the entering into, the terms of and anticipated sales to be made under the ASDPs and/or pursuant to any Option Share Dispositions and SEDI filings related thereto. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's MD&A and annual information form for the year ended December 31, 2019. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of the date hereof. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500